QSOUND LABS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of QSound Labs, Inc. (the “Company”) will be held at 10:00 a.m. on Friday, April 27, 2007 at the Company’s corporate head office at #400, 3115 – 12th Street N.E., Calgary, Alberta T2E 7J2, for the following purposes:

1.

To receive and consider the consolidated financial statements for the year ended December 31, 2006 and the auditors' report thereon;

2.

To appoint auditors for the ensuing year;

3.

To elect directors for the ensuing year;

4.

To consider, and if thought fit, to approve, with or without variation, amendment of By-Law No. One;

5.

To consider, and if thought fit, to approve, with or without variation, an equity compensation plan for officers, employees and consultants;

6.

To consider, and if thought fit, to approve, with or without variation, the grant of stock options to a consultant; and

7.

To transact such other business as may properly be transacted at such Meeting, or any adjournment thereof, without notice.

The 2006 Annual Report, an Information Circular and form of proxy accompany this Notice of Meeting.  Shareholders who are unable to be present in person at the Meeting are requested to complete and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Calgary, Alberta this 12th day of March, 2007.

By Order of the Board of Directors

/s/ Joanna Varvos

Joanna Varvos

Secretary